

November 7, 2013

<u>Via E-mail</u>
Mr. Andrew Puhala
Senior Vice President and Chief Financial Officer
American Electric Technologies, Inc.
6410 Long Drive
Houston, Texas 77087

> **Re: American Electric Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 000-24575**

Dear Mr. Puhala:

We have reviewed your correspondence dated October 25, 2013 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Foreign Joint Ventures, page 15</u>

1. We note your response to our prior comment 2 but it continues to be unclear to us how you considered providing separate full equity method investee financial statements for BOMAY given that income from that investment was material to the company's results and therefore would likely be material to an investor's understanding of the underlying reasons for the company's results. Please further explain to us why you do not believe that separate financial statements of

   BOMAY would be meaningful to an investor's understanding of your operating
   results.

2. In future filings, given the significant contribution of the foreign joint ventures –
   especially BOMAY - to your results, please provide a robust discussion of the
   operating results of each of your significant foreign joint ventures in each
   period. For example, explain the underlying reasons for the significant increase in
   BOMAY's gross sales, gross profit and net income in fiscal 2012 compared to the
   prior year.

   You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3676 if
you have questions regarding comments on the financial statements and related matters.
You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-
3671 with any other questions.

                                              Sincerely,

                                              /s/ Brian Cascio

                                              Brian Cascio
                                              Accounting Branch Chief